UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

LDK Solar CO., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

50183L107

(CUSIP Number)

China Development Bank International Holdings Limited

Attn: Legal Department

Suite 4506, Two IFC, Central

Hong Kong

+852 3979 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50183L107	13D	Page 2 of 14 pages

1	NAME OF REPORTING PERSON: China Development Bank International Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,809,977,975[1]
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,809,977,975[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,977,975[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8%[2]
14	TYPE OF REPORTING PERSON CO

1 The number of shares beneficially owned includes 59,667,280 Ordinary Shares and a principal amount of $224,214,800 of 5.535% Convertible Senior Notes Due 2016 (the “Notes”) exercisable into 1,750,310,695 Ordinary Shares which are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons. However, the indenture governing the Notes contains certain restrictions on the ability of the holder of the Notes to convert principal amounts thereof into ordinary shares. See Items 5 and 6 for additional details.

2 Percentage calculated based on 312,113,383 Ordinary Shares outstanding as of July 1, 2015, as reported by the Issuer to the Reporting Persons, plus 1,750,310,695 Ordinary Shares issuable upon exercise of the $224,214,800 in principal amount of the Notes (which Ordinary Shares are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons).

CUSIP No. 50183L107	13D	Page 3 of 14 pages

1	NAME OF REPORTING PERSON: China Development Bank Capital Corporation Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,809,977,975[1]
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,809,977,975[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,977,975[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8%[2]
14	TYPE OF REPORTING PERSON CO

1 The number of shares beneficially owned includes 59,667,280 Ordinary Shares and a principal amount of $224,214,800 of the Notes exercisable into 1,750,310,695 Ordinary Shares which are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons. However, the indenture governing the Notes contains certain restrictions on the ability of the holder of the Notes to convert principal amounts thereof into ordinary shares. See Items 5 and 6 for additional details.

2 Percentage calculated based on 312,113,383 Ordinary Shares outstanding as of July 1, 2015, as reported by the Issuer to the Reporting Persons, plus 1,750,310,695 Ordinary Shares issuable upon exercise of the $224,214,800 in principal amount of the Notes (which Ordinary Shares are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons).

CUSIP No. 50183L107	13D	Page 4 of 14 pages

1	NAME OF REPORTING PERSON: China Development Bank Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,809,977,975[1]
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,809,977,975[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,977,975[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.8%[2]
14	TYPE OF REPORTING PERSON CO

1 The number of shares beneficially owned includes 59,667,280 Ordinary Shares and a principal amount of $224,214,800 of the Notes exercisable into 1,750,310,695 Ordinary Shares which are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons. However, the indenture governing the Notes contains certain restrictions on the ability of the holder of the Notes to convert principal amounts thereof into ordinary shares. See Items 5 and 6 for additional details.

2 Percentage calculated based on 312,113,383 Ordinary Shares outstanding as of July 1, 2015, as reported by the Issuer to the Reporting Persons, plus 1,750,310,695 Ordinary Shares issuable upon exercise of the $224,214,800 in principal amount of the Notes (which Ordinary Shares are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons).

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, par value $0.10 per share (the “Ordinary Shares”) of LDK Solar Co., Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Item 2.   Identity and Background.

(a) — (c) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) China Development Bank International Holdings Limited (“CDBI”), an exempted company with limited liability existing under the laws of the Cayman Islands;

(ii) China Development Bank Capital Corporation Ltd. (“CDBC”), a company incorporated in the People’s Republic of China with limited liability; and

(iii) China Development Bank (“CDB”), a company incorporated in the People’s Republic of China with limited liability.

CDBI is a wholly-owned subsidiary of CDBC, which in turn is a wholly-owned subsidiary of CDB. This Schedule 13D shall not be construed as acknowledging that any of the Reporting Person, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person or is a member of a group with the any Reporting Person or any other person.

The address of the principal business office of CDBI is Suite 4506, Two IFC, Central, Hong Kong S.A.R.

The address of the principal business office of CDBC is 10/F, Winland International Finance Center, 7 Financial Street, Xicheng District, Beijing, P.R.China,100033.

The address of the principal business office of CDB is No. 18 Fuxingmennei Street, Xicheng District, Beijing 100031, People’s Republic of China.

The principal business of each of CDBI and CDBC is to make and manage equity and debt investments in public and private companies.

The principal business of CDB is that of a wholly state-owned bank of the People’s Republic of China.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors or persons holding equivalent positions of such Reporting Person and their respective principal business address, principal occupation or employment and citizenship are provided on Schedule A to this Schedule 13D.

(d), (e) During the last five years, neither any Reporting Person nor, to any Reporting Person’s knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Schedule A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or executive officer or person holding equivalent positions of the Reporting Persons is set forth in Schedule A hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule D is incorporated by reference in its entirety into this Item 3.

Prior to December 17, 2014, CDBI held 150,000,000 series A redeemable convertible preferred shares (“Preferred Shares”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), a Cayman Islands company and subsidiary of the Issuer. On December 17, 2014, upon the closing of the insolvency proceedings relating to the Issuer and various subsidiaries of the Issuer, the Issuer issued CDBI 13,532,381 Ordinary Shares and the principal amount of US$224,214,800 of the Notes in full satisfaction of CDBI’s claims under the Preferred Shares. On June 29, 2015, the Issuer issued CDBI 46,134,899 Ordinary Shares upon CDBI’s election to convert all $6,205,144 of the interest installment that the Issuer had chosen to pay in kind into Ordinary Shares.

The source of the funds used by CDBI to purchase the 150,000,000 LDK Silicon Preferred Shares was the working capital of CDBI. None of the Reporting Persons expended any funds in acquiring the 59,667,280 Ordinary Shares and the principal amount of $224,214,800 of the Notes reported in this Schedule 13D.

Item 4.   Purpose of Transaction.

On June 3, 2011, pursuant to a subscription agreement dated December 30, 2010 (a form of which is attached as Exhibit 4.14 to the Issuer’s annual report for the year ended December 31, 2010 on Form 20-F filed on May 2, 2011 and incorporated by reference herein), LDK Silicon allotted and issued 150,000,000 Preferred Shares to CDBI for an aggregate issuance price of $150,000,000.

Under the terms of the Preferred Shares, holders thereof had the right to require the Issuer and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon did not complete a qualified initial public offering by June 3, 2013, or (ii) upon a material breach of the terms and conditions of the relevant investment agreements relating to the Preferred Shares by the Company, LDK Silicon, their respective subsidiaries, and Mr. Xiaofeng Peng (each of (i) and (ii) are referred to as a “Redemption Event”). In the event of any redemption, the redemption price for the Preferred Shares would be 100% of the subscription price plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of the Preferred Shares would receive at least $15,000,000 of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon.

In 2013, CDBI and the other holders of the Preferred Shares exercised their right to require the Issuer and LDK Silicon to redeem the Preferred Shares due to the occurrence of a Redemption Event.

On February 21, 2014, the Issuer filed a winding-up petition with the Grand Court of the Cayman Islands on grounds of insolvency in anticipation of the Issuer’s inability to honor (i) its payment obligations under the RMB-denominated US$-settled 10% senior notes due 2014 and (ii) the redemption rights of the holders the Preferred Shares.

On February 27, 2014, the Issuer went into provisional liquidation when the Grand Court of the Cayman Islands appointed joint provisional liquidators pursuant to the winding-up petition. In connection with its provisional liquidation, the Issuer’s schemes of arrangement in the Cayman Islands and Hong Kong received approval from the Issuer’s scheme creditors in the Cayman Islands and Hong Kong and were further sanctioned by the Grand Court of the Cayman Islands court on November 7, 2014 and by the High Court of Hong Kong on November 18, 2014, and became effective on December 10, 2014.

Pursuant to the terms of the Issuer’s schemes of arrangement (as described under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” of the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 on Form 20-F filed on May 11, 2015 and incorporated by reference herein), upon the closing for the restructuring of the Preferred Shares claims, which occurred on December 17, 2014, the Issuer issued CDBI 13,532,381 Ordinary Shares and an aggregate principal amount of $224,214,800 of the Notes in full satisfaction of all of CDBI’s claims under and interests in the 150,000,000 Preferred Shares.

The indenture for the Notes, dated as of December 10, 2014 (the “Indenture”) by and among the Issuer, as issuer, LDK Silicon, as subsidiary guarantor, The Bank of New York Mellon, London Branch, as trustee and as paying agent and conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and registrar, and The Bank of New York Mellon, London Branch, as collateral agent, provides that the Notes are convertible into Ordinary Shares at a floating rate (the “Floating Conversion Rate”) calculated as the number of Shares into which US$1,000 of the principal amount of the Notes may be convertible at the volume weighted average price of the Issuer’s American Depositary Shares (“ADSs”) for the 20-trading-day period immediately prior to (but excluding) the date of the notice of conversion (one ADS being equal to one Share), subject to certain limitations as set forth below.

The $224,214,800 in aggregate principal amount of the Notes held by CDBI is convertible into 1,750,310,695 Ordinary Shares based on the Issuer’s calculation of the Floating Conversion Rate of $0.1281 on July 1, 2015, or approximately 84.87% of the total outstanding Ordinary Shares, based on a total of 312,113,391 Shares issued and outstanding as of July 1, 2015, as reported by the Issuer to the Reporting Persons. However, the Indenture provides that during the one year period from April 1, 2015 to March 31, 2016, no more than $62.5 million of the aggregate principal amount of the Notes may be converted, and no more than $20 million of the aggregate principal amount of the Notes may be converted during any rolling quarter during that one year period.

The Notes bear interest at an annual rate of 5.535% from and including the issuance date of December 17, 2014 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to (but excluding) the next interest payment date or their maturity date, as the case may be. Interest is payable semi-annually in arrears on June 17 and December 17 of each year, beginning on June 17, 2015. Under the terms of the Indenture, the Issuer will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding June 2 and December 2, respectively, either in cash or in kind (by adding the interest amount to the principal amount of the Notes) as elected by the Issuer; provided that holders of the Notes may elect to convert any such interest installment that Issuer had chosen to pay in kind into Ordinary Shares or ADSs instead.

The Issuer informed CDBI that the Issuer intended to pay the June 17, 2015 interest payment in kind by adding the entire $6,205,144 in interests payments due as of June 17, 2015 to the principal amount of the Notes held by CDBI. On June 29, 2015, in connection with CDBI’s conversion notice to the Issuer on June 17, 2015 that CDBI had elected to convert all $6,205,144 of the interest installment that the Issuer had chosen to pay in kind into Ordinary Shares, the Issuer issued 46,134,899 Ordinary Shares to CDBI based on the Issuer’s calculation of the Floating Conversion Rate of $0.1345 on June 17, 2015.

The Notes will mature on June 3, 2016, subject to extension and/or payment with the Issuer’s equity securities at a VWAP-based conversion price at the option of holders of at least two thirds (2⁄3) in aggregate principal amount of the Notes.

The summary contained herein of the Indenture and the Notes is not intended to be complete and is qualified in its entirety by reference to the full text of the Indenture and the Notes, copies of which are filed as Exhibit B and C hereto, respectively, and which are incorporated herein by reference.

The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Indenture, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the and the terms of the Indenture, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a), (b) CBD may be deemed to have (i) beneficial ownership and (ii) shared power with CDBI and CDBC to vote or direct the vote of, and shared power with CDBI and CDBC to dispose or direct disposition of, 59,667,280 Ordinary Shares, representing approximately 2.9% of the outstanding Ordinary Shares, and the principal amount of $224,214,800 of the Notes represents approximately 84.9% of the Ordinary Shares issued and outstanding based on an estimated Floating Conversion Rate of $0.1281 as of July 1, 2015. CIC may be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares issuable upon conversion of the principal amount of the Notes) because CDBI, the record owner of the 59,667,280 Ordinary Shares and the principal amount of $224,214,800 of the Notes, is CDBI’s indirect wholly-owned subsidiary.

CDBC may be deemed to have (i) beneficial ownership and (ii) shared power with CDB and CDBI to vote or direct the vote of, and shared power with CDB and CDBI to dispose or direct disposition of, 59,667,280 Ordinary Shares, representing approximately 2.9% of the outstanding Ordinary Shares, and the principal amount of $224,214,800 of the Notes represents approximately 84.9% of the Ordinary Shares issued and outstanding based on an estimated Floating Conversion Rate of $0.1281 as of July 1, 2015. CDBC may be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares issuable upon conversion of the principal amount of the Notes) because CDBI, the record owner of the 59,667,280 Ordinary Shares and the principal amount of $224,214,800 of the Notes, is CDBC’s wholly-owned subsidiary.

CDBI may be deemed to have (i) beneficial ownership and (ii) shared power with CDB and CDBC to vote or direct the vote of, and shared power with CDB and CDBI to dispose or direct disposition of, 59,667,280 Ordinary Shares, representing approximately 2.9% of the outstanding Ordinary Shares, and the principal amount of $224,214,800 of the Notes represents approximately 84.9% of the Ordinary Shares issued and outstanding based on an estimated Floating Conversion Rate of $0.1281 as of July 1, 2015. CDB may be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares issuable upon conversion of the principal amount of the Notes) because CDBI is the record owner of the 59,667,280 Ordinary Shares and the principal amount of $224,214,800 of the Notes.

The foregoing percentage is based on the 312,113,391 Ordinary Shares outstanding as of July 1, 2015, as reported by the Issuer to the Reporting Persons, plus 1,750,310,695 Ordinary Shares issuable upon exercise of the $224,214,800 in principal amount of the Notes (which Ordinary Shares are deemed to be outstanding solely for the purpose of computing the percentage of the class held by the Reporting Persons) as reported in this Schedule 13D.

(c) On June 17, 2017, CDBI provided a conversion notice to the Issuer providing that, in lieu of receiving $6,205,144 of the June 17, 2015 interest installment under the Notes as payment in kind by adding the amount to the principal amount of the Notes, CDBI had elected to convert all $6,205,144 of the interest installments into Ordinary Shares. On June 29, 2015, in connection with CDBI’s conversion notice, the Issuer issued 46,134,899 Ordinary Shares to CDBI based on the Issuer’s calculation of the Floating Conversion Rate of $0.1345 on June 17, 2015. Other than the conversion of the in kind interest payment into Ordinary Shares as described above, none of the Reporting Persons nor, to their best knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Schedule A), has effected any transaction in the Ordinary Shares of the Issuer during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule D is incorporated by reference in its entirety into this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Act, CDBI and CDBC have entered into an agreement on August 4, 2015, a copy of which is attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

On December 10, 2014, in connection with the schemes of arrangement involving the Issuer, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which the Issuer agreed, for the benefit of the holders of the Notes, the Issuer’s 5.535% convertible senior notes due 2018 and Ordinary Shares (or ADSs) to the extent such holders received Ordinary Shares (or ADSs) in connection with the Issuer’s schemes of arrangement, to file a shelf registration statement with the U.S. Securities and Exchange Commission (“SEC”) covering resales of notes as well as Ordinary Shares whether issuable upon conversion of these notes or issued in connection with such schemes of arrangement.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which are filed as Exhibit D hereto and which is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of August 4, 2015 by and between China Development Bank International Holdings Limited and China Development Bank Capital Corporation Ltd.

Exhibit B	The indenture, dated as of December 10, 2014, by and among LDK Solar CO., Ltd. (in provisional liquidation), as issuer, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the registrant’s 5.535% Convertible Senior Notes due 2016, incorporated by reference to Exhibit T3C1 to the Issuer’s Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3, filed with the SEC (File Number: 022-29005) on January 15, 2015.

Exhibit C	Form of 5.535% Convertible Senior Notes due 2016 (attached to the Indenture under Exhibit B).

Exhibit D	Form of Registration Rights Agreement relating to the registrant’s schemes of arrangement, incorporated by reference to Exhibit 4.13 to the registrant’s annual report for the year ended December 31, 2013 on Form 20-F filed with the SEC (File Number: 001-33464) on November 15, 2014.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2015

China Development Bank International Holdings Limited

By:	/s/ Meng Tianshan
Name: Meng Tianshan
Title: CEO

China Development Bank Capital Corporation Ltd.

By:	/s/ Fan Haibin
Name: Fan Haibin
Title: CEO

SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the executive officers and directors or person holding equivalent positions of China Development Bank International Holdings Limited and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is Suite 4506, Two IFC, Central, Hong Kong S.A.R.

Name	Principal Occupation	Citizenship
Board of Directors
Fan Haibin	Executive Director	PRC
Executive Management
Meng Tianshan	CEO	PRC
Xie Zhen	Executive Vice President	PRC
Bai Zhe	Executive Vice President	PRC
Yuan Chun	Chief Operation Officer	PRC
Zhang Yan	Chief Investment Officer	PRC
Yu Haiyang	Chief Financial Officer	PRC

The following are each of the executive officers and directors or person holding equivalent positions of China Development Bank Capital Corporation Ltd. and their respective principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is 10/F, Winland International Finance Center, 7 Financial Street, Xicheng District, Beijing, P.R.China,100033.

Name	Principal Occupation	Citizenship
Board of Directors
Hu Huaibang	Chairman	PRC
Fan Haibin	Executive Director and CEO	PRC
Pang Jiying	Non-Executive Director	PRC
Lai Weiwen	Non-Executive Director	PRC
Yue Gongxia	Non-Executive Director	PRC
Huang Hao	Non-Executive Director	PRC
Board of Directors
Liu Meisheng	Chairman of the Board of Supervisors	PRC
Leng Xiangyang	Supervisor	PRC
Executive Management
Fan Haibin	CEO	PRC

Lu Jun	Executive Vice President	PRC
Zuo Kun	Executive Vice President	PRC
He Jinlei	Executive Vice President	PRC
Sun Xiaodong	Executive Vice President	PRC
Li Xiaofeng	Executive Vice President	PRC
Xiu Jun	Vice-Chairman of Investment Committee	PRC
Wu Fengshuo	Chief Operation Officer	PRC
Deng Shuang	Chief Investment Officer	PRC
Meng Tianshan	Chief Investment Officer	PRC

The following are each of the executive officers and directors or person holding equivalent positions of China Development Bank Corporation and their respective principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is No. 18 Fuxingmennei Street, Xicheng District, Beijing 100031, People’s Republic of China.

Name	Principal Occupation	Citizenship
Board of Directors
Hu Huaibang	Chairman, Executive Director of CDB	PRC
Zheng Zhijie	Vice Chairman, Executive Director of CDB	PRC
Zhang Shude	Non-Executive Director	PRC
Luo Mi	Non-Executive Director	PRC
Pang Jiying	Non-Executive Director	PRC
Huang Weijia	Non-Executive Director	PRC
Lai Weiwen	Non-Executive Director	PRC
Yue Gongxia	Non-Executive Director	PRC
Huang Hao	Non-Executive Director	PRC
Li Shaogang	Non-Executive Director	PRC

Chen Xiaoyun	Independent Non-Executive Director	PRC
Board of Supervisors
Liu Meisheng	Chairman of the Board of Supervisors	PRC
Leng Xiangyang	Shareholder Representative Supervisor	PRC
Li Fu	Shareholder Representative Supervisor	PRC
Hu Xiaoming	Employee Representative Supervisor	PRC
Hu Hongzhuan	Employee Representative Supervisor	PRC
Executive Management
Zheng Zhijie	President	PRC
Li Jiping	Executive Vice President	PRC
Wang Yongsheng	Executive Vice President	PRC
Yuan Li	Executive Vice President	PRC
Zhou Qingyu	Chief Compliance Officer	PRC
Zhao Xiaoyu	Executive Vice President	PRC
Zhang Xuguang	Executive Vice President	PRC
Chen Min	Secretary of the Board of Directors	PRC
Chen Jizhong	Chief Audit Officer	PRC
Yang Wenqi	Chief Risk Officer	PRC

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, dated as of August 4, 2015 by and between China Development Bank International Holdings Limited and China Development Bank Capital Corporation Ltd.

Exhibit B	The indenture, dated as of December 10, 2014, by and among LDK Solar CO., Ltd. (in provisional liquidation), as issuer, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the registrant’s 5.535% Convertible Senior Notes due 2016, incorporated by reference to Exhibit T3C1 to the Issuer’s Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3, filed with the SEC (File Number: 022-29005) on January 15, 2015.

Exhibit C	Form of 5.535% Convertible Senior Notes due 2016 (attached to the Indenture under Exhibit B).

Exhibit D	Form of Registration Rights Agreement relating to the registrant’s schemes of arrangement, incorporated by reference to Exhibit 4.13 to the registrant’s annual report for the year ended December 31, 2013 on Form 20-F filed with the SEC (File Number: 001-33464) on November 15, 2014.

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